Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 5, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	__✓__	Form 40-F		_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_____	No	___✓__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains the following:-

1.	A news release dated September 10, 2007 entitled ‘Vodafone Group Unveils its Handset Range for Christmas 2007’

2.	A news release dated September 10, 2007 entitled ‘Vodafone brings Unlimited Music downloads to the UK with Musicstation – Available on Vodafone UK’s New Christmas Handset Range’

3.	Stock Exchange Announcement dated September 4, 2007 entitled ‘Transaction in Own Securities’

4.	Stock Exchange Announcement dated September 4, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

5.	Stock Exchange Announcement dated September 5, 2007 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated September 5, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

7.	Stock Exchange Announcement dated September 6, 2007 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated September 10, 2007 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated September 12, 2007 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated September 14, 2007 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated September 18, 2007 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated September 18, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

13.	Stock Exchange Announcement dated September 19, 2007 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated September 19, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

15.	Stock Exchange Announcement dated September 21, 2007 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated September 25, 2007 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated September 28, 2007 entitled ‘Transaction in Own Securities – Voting rights and Capital’

18.	Stock Exchange Announcement dated September 28, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

10 September 2007

VODAFONE GROUP UNVEILS ITS HANDSET RANGE FOR CHRISTMAS 2007

•     Widest choice of internet ready mobile phones with high speed 3G broadband (HSDPA) access

•     Exclusive handsets from top tier suppliers

•     Increased choice of Vodafone branded handsets

•     Majority of devices support an extensive range of easy to find and use internet services including eBay, Google™ search and Google Maps™ mapping service,  MySpace and YouTube.

•     New messaging services including email and Instant Messaging available to stay in touch with friends and family as well as a wide range of music and entertainment services

Vodafone Group today announces its range of Christmas 2007 consumer handsets offering the widest choice of exclusive and Vodafone branded handsets ever. The line-up includes the latest premium models from leading handset suppliers, a range of open system devices enabling easy downloads and a compelling set of Vodafone branded handsets. (For full details on the range, please see below).

In the UK Vodafone has also announced its range of handsets for Christmas as well as MusicStation, a new, unique and exclusive music service from Omnifone, the UK based mobile music company. This offers customers unlimited music downloads direct to the mobile from all the major record labels, as well as leading independents, on a raft of new handsets for Christmas. The service will work on Vodafone UK’s new handsets as well as current 2.5 and 3G mobiles.

The Group selection of handsets offers customers further choice of stylish, easy to use mobile phones which deliver best in class internet services as well as the best in music and entertainment at prices to suit everyone’s needs. Handsets are also smaller and lighter with longer battery life. By closely working with handset suppliers, platform and application providers, Vodafone is on track to deliver fast and easy access to the internet this Christmas.

Highlights include:

Three premium 3G broadband (HSDPA),  handsets - the Nokia N95 8GB,  the Samsung SGH-F700V and the Sony Ericsson W910i - will offer customers the opportunity to experience high speed internet services, access their online digital communities and enjoy a range of music and entertainment services on a selection of user-friendly and stylish mobile phones

Two sleek and slim BlackBerry® handsets from Research In Motion® (BlackBerry® Curve™ 8310 and BlackBerry® Pearl™ 8100)  now positioned to appeal to consumers as well as business customers,  featuring Vodafone live! services with news, music and entertainment on the move,  including an exclusive version of the BlackBerry® Curve™ 8310 with built-in GPS

A broad range of open system devices customised for Vodafone will deliver excellent browsing, internet services and message support, including two new Microsoft® Windows Mobile® handsets as well as a range of six devices based on the S60 platform

Six exclusive 3G handsets from leading suppliers, tailored for Vodafone customers looking for value and quality. Three new Vodafone branded handsets, featuring stylish designs as well as the latest features and services

13 3G broadband (HSDPA) consumer handsets allowing faster access to data services, offered at appealing prices

The range of internet ready mobile phones will meet a variety of customer preferences, from advanced mobile phones such as the premium touch screen Samsung SGH-F700V or the Samsung SGH-i640V to mid-tier priced handsets in classic ‘candy bar’ design such as the Nokia 6120c .

The Christmas line-up also includes new Vodafone branded 3G phones. The Vodafone 810 is a stylish slider in luxury metallic-silver finishing and packed with latest multimedia features. The Vodafone 720 comes in a modern clam shell design with an innovative hidden display and super flat keypad.

For customers looking for some of the best music devices, the Vodafone exclusive Sony Ericsson V640i will be available in a fresh new candy bar design offering 3G broadband (HSDPA) to support faster downloads of music services.

“Vodafone has one of the widest ranges of the very best internet ready handsets offering technical superiority, sleek design and optimised services at high 3G speeds for our customers this Christmas,” said Frank Rovekamp,  Global Chief Marketing Officer, Vodafone Group. “Customers can simply and quickly get what they want on the internet, communicate with friends and family in whichever way they wish, as well as access their favourite music and entertainment services from a great range of mobile phones, with prices to suit everyone”.

Earlier this year, Vodafone launched internet services on the mobile in five countries, bringing millions of customers internet services on their handsets, in the same way as they had been used to on a PC. From updating their MySpace profile, through sending and receiving emails, to buying and selling on eBay, Vodafone customers experience a significant improvement in the way they access the internet from their phones, coupled with the confidence and freedom to surf whenever and wherever they want through easy-to-understand, great value pricing.

-ends-

For further information:

Vodafone Group
Media Relations
Tel: +44 (0) 1635 664444

Notes to Editors

Individual Vodafone operating companies will select their own handset line-up from this selection of highlights and will announce these in due course. There will be other handsets added to this global range during the coming weeks. A copy of the UK Press Release is available on www.vodafone.com.

VODAFONE, the Vodafone logos and Vodafone live! are trade marks of the Vodafone Group.

BlackBerry is the registered trade mark of Research in Motion Limited.

Microsoft and Windows Mobile are either registered trade marks or trade marks of Microsoft Corporation in the United States and/or other countries.

Other product and company names mentioned herein may be trade marks of their respective owners.

Highlights of the Global Handset range

Internet on the mobile: 3G broadband (HSDPA) premium handsets for fast and easy access to internet and messaging services, communities, music and entertainment

Nokia N95 8GB – internet ready 3G broadband slider, S60 platform, large 2.8 inch display, 5MP camera and A-GPS

Samsung SGH-F700V – internet ready 3G broadband Qwerty slider with 3.2 inch WQVGA display, touch screen and 3.2MP camera

Sony Ericsson W910i – internet ready music focused 3G broadband premium slider with Walkman brand, 2.4 inch display and 2MP camera

Vodafone live! and Microsoft® Windows Mobile® handsets – all internet ready with great browsing and messaging support and large 2.4” display screens

Samsung SGH-i640V – internet ready messaging focused 3G broadband Qwerty slider with Vodafone live! and powered by Microsoft ®Windows Mobile®  with Windows Live services, 2MP camera

Vodafone 920 – internet ready 3G broadband slider,  powered by Microsoft® Windows Mobile®  with Windows Live services and 2MP camera, also one of a number of 3G exclusive devices

A 3rd Microsoft® Windows Mobile® powered handset with Windows Live services will be announced soon.

Vodafone S60 platform handsets – all internet ready with a best in class 3G browsing experience

Samsung SGH-i560V – internet focused 3G broadband slider, large 2.4 inch display, 3.2 MP camera and GPS

Samsung SGH-i450V – music optimised 3G broadband slider and 2MP camera

Nokia N95 8GB – internet ready 3G broadband slider, large 2.8 inch display, 5MP camera and A-GPS

Nokia 6120c – internet ready 3G broadband candy bar and 2MP camera

BlackBerry Handsets - messaging focused devices with Qwerty or SureType keypad, mega pixel camera and Vodafone live! support

BlackBerry® Curve™ 8310 - email focused handheld device with large 2.4 inch display, 2 MP camera and exclusive, built-in GPS

BlackBerry® Pearl™ 8100 - slim and stylish handheld device with 2.3 inch display and 1.3 MP camera

Exclusive 3G Handsets - highlights include a full range of Vodafone own-branded devices and exclusive handsets from the top handset manufacturers:

Vodafone 920 – a Microsoft® Windows™ handset 3G broadband slider with large 2.4 inch display, Windows Mobile® services and 2MP camera

Vodafone 810 – a stylish 3G live! slider with high quality finishing, 2MP camera and large 2.2 inch display,  with a luxury metallic-silver finishing

Vodafone 720 – a 3G clam shell in functional, modern and stylish design with an innovative, hidden display on the front, a super flat keypad and 1.3MP camera. Available in coffee brown and titanium silver

Sony Ericsson V640i – a 3G broadband music phone in a fresh candy bar design and 2MP camera. The V640i will come in two colour variants - a black and a fashionable Havana Gold variant – and is complemented by a great range of accessories

Sony Ericsson V640i and W910i both available in the exclusive colour Havana Gold

Samsung SGH-ZV60 – a 3G clam shell in classic design and with 2MP camera

Sharp 880SH – a 3G broadband music slider, large 2.2 inch display and 2MP camera

Sagem my850V Crystal – a 3G clam shell in classic design, high quality finishing and with 2MP camera

Exclusive 2.5G handsets

Sharp GX33 - small clamshell phone with VGA camera

Sagem my411Cv – best priced 2G live! clam shell with VGA camera; colour variant available in some markets

Supplier	Model	Bearer	Form Factor	Camera	Display Size	TPP	Exclusivity
HTC	Vodafone 920	3G Broadband (HSDPA)	Slider	2 MP	2.4”	Microsoft ®Windows Mobile ®TPP	full
Huawei	Vodafone 720	3G	Clam	1.3 MP	2.0”	no	Full
Huawei	Vodafone 810	3G	Slider	2 MP	2.2”	no	full
Nokia	6120c	3G Broadband (HSDPA)	Bar	2 MP	2.0”	S60 TPP	no
Nokia	N95 8GB	3G Broadband (HSDPA)	Slider	5 MP	2.8”	S60 TPP	no
RIM	BlackBerry® Pearl™ 8100	2.5G	Bar	1.3 MP	2.3”	no	no
RIM	BlackBerry® Curve™ 8310	2.5G	Bar	2 MP	2.4”	no	yes
Sagem	my411Cv	2.5G	Clam	VGA	1.8”	no	ID
Sagem	my850V Crystal	3G	Clam	2 MP	2.0”	no	ID
Samsung	SGH-F700V	3G Broadband (HSDPA)	Side-Slider	3.2 MP	3.2”	no	no
Samsung	SGH-i450V	3G Broadband (HSDPA)	Slider	2 MP	2.4”	S60 TPP	no
Samsung	SGH-i560V	3G Broadband (HSDPA)	Slider	3.2 MP	2.4”	S60 TPP	no
Samsung	SGH-i640V	3G Broadband (HSDPA)	Slider	2 MP	2.4”	Microsoft ®Windows Mobile® TPP	no
Samsung	SGH-ZV60	3G	Clam	2 MP	1.9”	no	full
Sharp	880SH	3G Broadband (HSDPA)	Slider	2 MP	2.2”	no	full
Sharp	GX33	2.5G	Clam	VGA	1.9”	no	full
Sony Ericsson	V640i	3G Broadband (HSDPA)	Bar	2 MP	2.0”	no	full
Sony Ericsson	W910i	3G Broadband (HSDPA)	Slider	2 MP	2.4”	no	no

See a selection of images of highlights from Vodafone’s handset range for Christmas 2007 at www.vodafone.com

10 September 2007

VODAFONE BRINGS UNLIMITED MUSIC DOWNLOADS TO THE UK WITH MUSICSTATION - AVAILABLE ON VODAFONE UK’S NEW CHRISTMAS HANDSET RANGE

•     Unlimited music downloads direct to your mobile for just £1.99 per week

•     Choice of over 1 million tracks from all the major labels and the leading independent labels available on Christmas handsets

•     Exclusive phones with high speed access to the best of the internet including eBay, Google™ search, MySpace and YouTube

•     Widest choice of 3G and 3G broadband handsets

Vodafone UK today announces that customers will have unlimited access to over a million tracks from all the major record labels, as well as leading independents, on a range of new handsets for Christmas.

This follows the launch of Vodafone Mobile Internet in June this year which brings the best internet brands and services to customers on the widest range of mobiles in the UK. This service has been highly praised by Mobile magazine who rated it the number 1 mobile internet service in a review in August 2007.

Through an exclusive agreement with Omnifone, the UK based mobile music company, Vodafone will roll out their award-winning MusicStation, giving customers the ability to download tracks from Universal Music Group, Sony BMG Music Entertainment, EMI Music and Warner Music Group direct to their handsets, even while on the move.

Customers will be able to sign up for unlimited downloads from MusicStation for just £1.99 per week. The service will be easy to use on new Vodafone UK handsets as well as existing 2.5G and 3G mobiles, ensuring that most customers do not need to upgrade their phones to access tracks.

Vodafone UK’s new range of mobiles comprises models from many of the major brands allowing customers access to internet leaders including eBay, MySpace and YouTube on Vodafone Mobile Internet and the best in downloadable music.

Vodafone UK-exclusive handsets include: the new Nokia N95 (8Gb) with its 5 mega pixel camera, the touch-screen activated Samsung F700, and the Sony Ericsson W910i (Havana Gold Design) with its 40Mb memory and innovative shake control, making it perfect for music lovers. The handsets for the UK are from a broader Vodafone Group range announced today.

The MusicStation service will be accessed through Vodafone live! on a wide range of music handsets, including new Christmas models like the Sony Ericsson W910i from November.

“We’re building on the momentum of our Vodafone Mobile Internet launch and our commitment to music through the Vodafone TBAs and our Vodafone Live Music Awards,” says Tim Yates, CMO, Vodafone UK. “Today’s announcement is a first for music on the mobile in the UK and means a fundamental change to the way people experience music on their phones. Vodafone is bringing unlimited music downloads on a wide range of handsets for under £2 a week.

“Our new handsets will enable customers to make the most of both music and Vodafone Mobile Internet services. We have a range of mobiles from value for money pay as you talk handsets to more sophisticated models offering a huge range of features. There will be something for everyone from Vodafone this Christmas.”

“MusicStation is the first mass-market, unlimited mobile music download service in the UK,” adds Rob Lewis CEO of Omnifone. “We are delighted Vodafone is making MusicStation available to its customers on Vodafone music mobile phones ahead of Christmas.”

The backing of the four major music labels and leading independents, coupled with the attractive pricing, means that Vodafone UK customers will have the freedom to make the most of their time and discover new musicians and songs whenever and wherever they wish. MusicStation’s huge catalogue will provide an enormous range of artists and genres while a charge of just £1.99 per week for unlimited downloads lets customers cost-effectively discover new artists and tracks to broaden their musical horizons.

In addition to being an attractive proposition for the customer, the subscription service from Vodafone also marks an important development for the music industry as it means more underground artists will be accessible to the mass market, alongside major artists, for an all-inclusive weekly charge.

Built-in networked functions, including the ability to share playlists and tracks with other people, mean that MusicStation delivers a truly compelling music experience on the mobile for the first time. MusicStation customers will be able to build a music-based social network by receiving gig news and dates, messaging their friends and sending recommended tracks using ‘collaborative filtering’ and ‘nearest neighbour technology’ to identify new tracks and artists others are likely to be interested in.

Downloaded MusicStation tracks and user playlists are stored centrally so that if a customer’s mobile is stolen, lost or upgraded, the replacement handset will automatically restore the customer’s music, playlists, friends and preferences the first time MusicStation is switched on.

MusicStation automatically stores a customer’s favourite tracks on the phone’s internal or removable memory. Whilst some phones can store thousands of tracks, others store less than one hundred. MusicStation maximises the capabilities of any mobile phone using unlimited downloads from the network to provide access to any of the catalogue at any time. MusicStation’s technology also ensures that the memory allocated on the phone is always used to store the customer’s favourite and about-to-be-played music. This means that users can listen to their favourite tracks when in Flight Safe mode and have unlimited access to the full catalogue when connected to a 2.5G or 3G network.

MusicStation will be available to download to new and existing mobiles before Christmas. The new range of Christmas handsets will be available in Vodafone and Phones 4u stores and online at www.vodafone.co.uk.

-ends-

For further information please contact:

Vodafone Group Media Relations

Tel:  01635 664444

Notes to editors:

Music Industry Views:

Rob Wells, Senior Vice President, Digital, Universal Music Group International, says: “MusicStation is the most compelling music experience on mobile today. Rolling out a mobile music service with Vodafone that works on almost any phone and gives users unlimited access to our and other labels’ catalogues, all for £1.99 a week, creates the UK’s first digital music experience on mobile that has true mass market appeal.”

Mike McMahon, Senior Vice President, Commercial & Digital, EMI Music UK & Ireland says: “Millions of Vodafone customers will now have the choice to access music by EMI’s artists quickly and easily anywhere in the UK using the MusicStation service on the Vodafone network. MusicStation’s innovative subscription based model has opened up new digital music revenue streams for EMI in the UK market which builds on existing pay per track and streaming models used on mobile.”

Eric Daugan, VP, Digital Business, Warner Music Europe says: “Pairing MusicStation’s easy-to-use subscription service with Vodafone’s base of 17.4 million UK mobile customers opens up an important new route through which our artists can connect with their fans. Making our content available across multiple media is key as we tap into all the different ways people are now enjoying music.”

About Vodafone UK

Vodafone UK has 17.4 million customers and is part of the world’s leading international mobile telecommunications Group, offering a wide range of voice and data communications. The company is committed to providing mobile solutions that allow both consumer and business customers to make the most of now. In addition, Vodafone connects customers across the globe with roaming agreements worldwide. It provides 3G roaming in 29 countries and offers great roaming value with Vodafone Passport. On June 6 2007 Vodafone launched Vodafone Internet On Your Mobile which was rated number 1 mobile internet service in the UK in a review by Mobile magazine*. For more information, please visit www.vodafone.co.uk.

*August 2007

About Omnifone

Award winning mobile music company Omnifone was founded in 2003 by leading technology entrepreneurs Rob Lewis, Phil Sant and Mark Knight. The founders, along with Chairman Jim Feeney, established Omnifone with the aim of bringing legal and affordable digital music to the mass market over the only digital medium that is ubiquitous globally; mobile handsets.

Omnifone’s next generation music service MusicStation is a low cost all-you-can-eat subscription-based mobile music service that is pre-installed on participating partner operator handsets and delivers the world’s music to most mobile handsets for a small weekly fee. Omnifone uses its unique Device Adaptive Architecture to instantaneously port MusicStation to multiple operator handsets, reducing time to market and giving the highest possible handset reach of any mobile music service globally.

Omnifone has gained global support for MusicStation from the music and mobile industries winning the prestigious Music Service Award Meffy, at Mobile Entertainment Market (MEM) 2007 in Monte Carlo on 5 June 2007 and also the Red Herring 100 award. The company has an established network of 30 partner networks, reaching across 40 European, UK and African countries. Omnifone’s founders sold the successful internet software development company Cromwell Media for £850m in March 2000 and subsequently sold Silicon.com and associated European assets they founded, to major online publishers, including NASDAQ-listed CNET Networks. Omnifone has offices in London, Scotland, UK, Sweden, Hong Kong and South Africa. For further information, please visit www.omnifone.com.

UK Christmas Handset Range

Includes:

Nokia N95 8GB

Nokia N81

Samsung F700

Samsung F210

Sony Ericsson W910i

Sony Ericsson V640i

Sony Ericsson W960i

Vodafone 810

Vodafone 716

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 September 2007

Number of ordinary shares transferred:	78,453

Highest transfer price per share:	158.2p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,190,763,725 of its ordinary shares in treasury and has 53,017,442,524 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 4 September 2007 by HBOS Employee Equity Solutions that, on 1 September 2007, Stephen Roy Scott, a Person Discharging Managerial Responsibility, exercised an option granted under the Group’s Sharesave scheme over 23,336 ordinary shares of US$0.11 3/7 each at an option price of 70.92p per share. All 23,336 shares have been retained.

Philip Howie
Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 September 2007

Number of ordinary shares transferred:	282,631

Highest transfer price per share:	159.8p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,190,481,094 of its ordinary shares in treasury and has 53,017,949,092 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc

Further to an announcement made on Tuesday 4 September 2007 concerning the exercise by Stephen Roy Scott of an option granted under the Group’s Sharesave scheme, I have to inform you that the number of ordinary shares of US$0.11 3/7 each over which the option was exercised was 9,334 and not 23,336 as stated previously.

Philip Howie
Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 September 2007

Number of ordinary shares transferred:	7,545,130

Highest transfer price per share:	160.7p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,182,935,964 of its ordinary shares in treasury and has 53,025,847,469 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 September 2007

Number of ordinary shares transferred:	75,802

Highest transfer price per share:	161.8p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,182,860,162 of its ordinary shares in treasury and has 53,026,539,545 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 September 2007

Number of ordinary shares transferred:	108,032

Highest transfer price per share:	159.4p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,182,752,130 of its ordinary shares in treasury and has 53,026,961,503 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 September 2007

Number of ordinary shares transferred:	976,324

Highest transfer price per share:	159.3p

Lowest transfer price per share:	159.3p

Following the above transfer, Vodafone holds 5,181,775,806 of its ordinary shares in treasury and has 53,027,978,663 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 September 2007

Number of ordinary shares transferred:	926,221

Highest transfer price per share:	169.7p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,180,849,585 of its ordinary shares in treasury and has 53,031,545,122 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 17 September 2007 by HBOS Employee Equity Solutions that on 12 September 2007 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 164.38p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	152
Paul Michael Donovan	152
Terry Dean Kramer	152
Stephen Roy Scott	152

* Denotes Director of the Company

Philip Howie
Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 September 2007

Number of ordinary shares transferred:	3,206,227

Highest transfer price per share:	169.7p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,177,643,358 of its ordinary shares in treasury and has 53,037,434,201 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

 In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 18 September 2007 that, on 18 September 2007, Frank Rövekamp, a Person Discharging Managerial Responsibility, sold 50,319 ordinary shares of US$0. 11 3/7 each in the capital of the Company at a price of 165p each. In addition, Mr Rövekamp exercised an unapproved share option over 116,329 ordinary shares of US$0.11 3/7 each granted to him on 5 July 2004 at an option price of 119p per share. These shares were subsequently sold at a price of 165.8p each.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 September 2007

Number of ordinary shares transferred:	470,536

Highest transfer price per share:	169.1p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,177,172,822 of its ordinary shares in treasury and has 53,038,388,855 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 September 2007

Number of ordinary shares transferred:	1,258,039

Highest transfer price per share:	168.4p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,175,914,783 of its ordinary shares in treasury and has 53,040,302,694 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 September 2007

Number of ordinary shares transferred:	1,364,764

Highest transfer price per share:	173p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,174,550,019 of its ordinary shares in treasury and has 58,221,511,216 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 53,046,961,197 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 53,046,961,197. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 27 September 2007 that, on 27 September 2007, Stephen Roy Scott, a Person Discharging Managerial Responsibility, exercised options granted in July 2001 over 950,678 ordinary shares of US$0.11 3/7 each as follows:-

Option Price per Share	Number of Shares
157.50p	804,478
151.56p	146,200

887,784 shares were subsequently sold to defray the costs of exercise and the associated tax and NI charges at a price of £1.77. The remaining 62,894 shares have been retained.

P R S Howie

Deputy Group Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 5 , 2007	By: /s/	S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary